April 7, 2011

VIA U.S. MAIL AND FACSIMILE

Sean Graber, Esq.
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103

       Re: **Penn Series Funds, Inc.**
               Post-Effective Amendment No. 65 filed on Form N-1A
               File Nos. 811-03459 and 2-77284

Dear Mr. Graber:

The staff has reviewed the above-referenced post-effective amendment to the registration statement, which the Commission received on February 23, 2011. Based on our review, we have the following comments on this filing. Page numbers refer to the courtesy copy of the registration statement provided to the staff.

1.   GENERAL

     a.   If the registrant intends to distribute a summary prospectus, please provide the staff a draft of the rule 498(b)(1)(v) legend you intend to use.

     Moreover, if the registrant does intend to distribute a summary prospectus, please reconcile the placement of Item 6-8 disclosure under "Additional Fund Summary Information" on page 115 with the content requirements of a summary prospectus as set forth in Rule 498(b)(2).

     b.   Please confirm that registrant will comply with requirement to file an interactive data file as prescribed by General Instruction C.3.(g) to Form N-1A.

     c.   On the facing sheet, please provide a caption and appropriate disclosure for "Title of Securities Being Registered."

PROSPECTUS

Unless indicated otherwise, all prospectus comments apply to all Funds.

2.   Investment Objective

     Please define the term "Fund" as used here and throughout each summary prospectus and reconcile the use of that term with the terms "Fund" and "Funds" as defined in the first paragraph under "More Information About the Principal Investment Strategy and Principal Risks of the Penn Series Lifestyle Funds" on page 116.

3. **Fund Fees and Expenses**

   a.   For any Fund that reflects a fee waiver and/or expense reimbursement, please confirm that the waiver will actually reduce the "Total Annual Fund Operating Expenses" shown in the applicable fee table.

   If not, please delete both the line items for the fee waiver and/or expense reimbursement and net annual operating expenses, and revise the preamble for the Example accordingly.

   Examples of such possible Funds include the following: Balanced Fund (page 19), Large Cap Growth Fund (page 27), Mid Cap Growth Fund (page 46), SMID Cap Growth Fund (page 55), Small Cap Value Fund (page 67), and Small Cap Index Fund (page 71),

   b.   For Fund fee tables that do reflect a fee waivers and/or expense reimbursement agreement, in the footnote describing the agreement, please disclose it is contractual and the end of the applicable period, which must be for at least one year after the effective date of the filing in order for the waiver/reimbursement to be reflected in the table. See Instruction 3(e) to Item 3.

   c.   For Fund fee tables that do reflect a fee waivers and/or expense reimbursement agreement, please confirm with the staff that for the Example, any expense reimbursements or fee waiver arrangements will be reflected only in the period(s) for which the expense reimbursement or fee waiver arrangement is expected to continue. Instruction 4(a) of Item 3.

   In addition, if disclosure such as the second to last sentence of the preamble for the Example on page 46 is retained, please revise to disclose that the fee waiver is only reflected for its contractual duration.

   d.   As you are only reflecting one table in the Example, please modify the narrative preceding the example to reflect that the table reflects expenses if you hold or redeem your shares of the fund.

4. **Principal Investment Strategy**

   a.   For clarity, please define the term "Adviser" the first time it is used in this portion of the summary prospectus.

   b.   For any Funds that invest in derivatives as a principal investment strategy, *e.g.*, High Yield Bond Fund (page 13), Flexibly Managed Fund (page 17), Large

Core Growth Fund (pages 31 and 32), Small Cap Index Fund (pages 72 and 73) etc., please disclose the extent to which they can invest in them.

Moreover, please review each Fund's principal investment strategies <u>and</u> principal risk disclosures to ensure that the information is not too generic or standardized and also that it describes the actual derivative instruments and the associated principal risks that the Fund intends to use to achieve its investment objective. *See* Barry Miller Letter to the ICI dated July 30, 2010.

c.   For each Fund, the summary of principal investment strategies ("Item 4(a) Disclosure") should be "[b]ased on the information given in response to Item 9(b)," *i.e.*, <u>all</u> of the principal strategies as more fully discussed later in the prospectus ("Item 9(b) Disclosure").

Please provide Item 9(b) Disclosure for each of the Funds on a fund-by-fund basis and confirm that each Fund's summary covers all principal investment strategies.

d.   Please ensure that for any principal risk summarized in response to Item 4 requirements, the principal strategy giving rise to that principal risk has also been summarized in response to Item 4. For example, please note that for the following Funds, the following risks have been summarized without any clear indication of which principal strategies give rise to those risks:

     i.   Flexibly Managed Fund (page 15): Large-Cap Risk.

     ii.   Large Growth Stock Fund (page 24): Liquidity Risk where disclosure could be added to the investment strategy or even the risk summary to identify what types of investments could be considered illiquid.

     iii.   Large Core Value Fund (page 39) and SMID Cap Value Fund (page 59): Depository Receipt Risk, *e.g.*, compare with Large Core Growth Fund (page 30) and Large Cap Value Fund (page 34) where each Fund's investment strategy summary specifically refers to investing in ADRs in their respective second and third to last paragraph.

     iv.   Real Estate Securities Fund (page 87): Small- and Mid-Cap, Micro-Cap, and Concentration Risks.

e.   For the "Allocation Funds" structured as fund-of-funds and described beginning on page 91, please disclose the percentage by which the Adviser may deviate from the target asset allocations of each Allocation Fund either in the summary or the fuller discussion of principal investment strategies on page 118, *i.e.*, stating in the paragraph preceding the chart in the investment strategy summary that the Adviser "may permit modest deviations" is not sufficient.

f. For the "Allocation Funds," Item 4(a) Disclosure should similarly be based on Item 9(b) Disclosure. However, given that the "Allocation Funds" are structured as fund-of-funds and aside from the general parameters of each Allocations Fund's target asset allocations, the principal investment strategies summary and fuller discussion should only note those principal strategies of the underlying funds that in the aggregate constitute principal strategies for the (top tier) Allocation Fund. Please confirm this is the case and if not, please revise accordingly.

For example, given the differences in investment objectives between the Aggressive Allocation Fund (most aggressive of the Allocation Funds on page 91) and the Conservative Allocation Fund (most conservative of the Allocation Funds on page 110), it does seem tenable that their respective principal investment strategies summaries should be verbatim identical.

NOTE: Once the "Principal Investment Strategy" portion of the Fund prospectuses have been revised based on the staff comments provided above, please confirm that all risks associated with such principal investment strategies have been provided as Item 4(b) Disclosure.

g. Most funds contain a sentence at the end of the principal strategies section describing who the fund might be appropriate for. Please move this statement to the principal risks summary per Instruction 1 of Item 4(b)(1)(i) of Form N-1A.

5. **Principal Risks**

a. For each Fund, please ensure that all risks that correspond to any of the principal investment strategies identified under "Investment Strategy" are described in the risk summary.

By way of examples (though not exhaustive), for the following Funds, please note the absence of disclosure with respect to risks corresponding to following principal investment strategies and/or investments.

   i. Limited Maturity Bond Fund (page 6): debt securities of corporate issuers (note that the first paragraph of the investment strategy summary distinguishes between debt securities issued by the U.S. government as opposed to corporate issuers, but summarizes "U.S. Government Securities Risk," but not also "Corporate Securities Risk") and turnover (*i.e.*, portfolio turnover risk).

   ii. Quality Bond Fund (page 9): collateralized mortgage obligations. Note that risk summaries, however, were specifically provided for "Mortgaged-Backed Securities Risk" and "Asset-Backed Securities Risk."

iii.　　Flexibly Managed Fund (page 15): corporate and government debt. Note Limited Maturity Bond Fund in i. above where summary listed "U.S. Government Securities Risk."

iv.　　Large Cap Value Fund (page 34) and Mid Cap Growth Fund (page 46): buy and sell securities frequently (*i.e.*, portfolio turnover risk).

Please confirm that "portfolio turnover risk" is disclosed as a principal risk for any Fund that has a turnover rate in excess of 100% as disclosed under the "Portfolio Turnover" portion of the summary.

v.　　SMID Cap Value Fund (page 59): micro-capitalization companies and forward commitments.

vi.　　Small Cap Growth Fund (page 63): IPOs, and technology or technology-related companies.

vii.　　Small Cap Value Fund (page 67): securities of issuers in emerging countries and hedging/derivatives.

b.　　The summary of principal risks provided under this section ("Item 4(b) Disclosure") should be based on and correspond to each principal risk more fully discussed later in the prospectus ("Item 9(c) Disclosure"). Conversely, the Item 9(c) Disclosure should provide more details about the principal risks summarized under Item 4(b) Disclosure.

The staff recognizes that summaries of certain risks may vary only slightly or not at all due to the inherent brevity of their full descriptions.

Nonetheless, additional details with respect to any risk summarized in the Item 4(b) Disclosure should always be provided when applicable as Item 9(c) Disclosure. In this case, it appears that the section "More Information About the Risks of Investing in the Penn Series Funds" beginning on page 120 is meant to serve as Item 9(c) Disclosure.

By way of examples (though not exhaustive), for the following Funds, please provide more details regarding the following principal risks as Item 9(c) Disclosure or note the absence of any such disclosure as Item 9(c) Disclosure.

i.　　Limited Maturity Bond Fund (page 6), Quality Bond Fund (page 9), Large Growth Stock Fund (page 24), and Mid Cap Growth Fund (page 46): absence of market risk.

     ii.   Flexibly Managed Fund (page 15) (and other Funds): absence of investment style risks as distinguished from "Growth" and "Value" Investing Risks.

     iii.   Balanced Fund (page 19) and Allocation Funds (beginning on page 91): absence of asset allocation, market, and underlying fund investment risks (in the case of underlying fund investment risk, should use same risk captions in summary and fuller discussion of risks for sake of clarity).

     iv.   Small Cap Value Fund (page 67): absence of unseasoned company risk.

     v.   Developed International Index Fund (page 75): market, sampling, concentration, and investment style risks.

     vi.   Emerging Markets Equity Fund (page 82): foreign real estate companies.

     NOTE: Please also confirm that appropriate Item 9(c) Disclosure will be added for any principal risks added to the summary as a result of comment 4.c. above.

c.   With respect to "More Information About the Risks of Investing in the Penn Series Funds" beginning on page 119, please clarify that the ensuing disclosure addresses principal risks. If risks other than principal ones are also discussed here, then please clearly identify them as such and provide the discussion of principal risks and to which Funds they apply before the discussion of any non-principal ones so as to not obscure the discussion on principal risks.

d.   Similarly to comment 4.g. above, the principal risks summary and fuller discussion should only note those principal risks of the underlying funds that in the aggregate constitute principal risks for the (top tier) Allocation Fund. rather than referring the reader to the fund summary for each underlying fund as provided in the second to last paragraph on page 119. Please confirm this is the case and if not, please revise accordingly.

For example, given the differences in investment objectives between the Aggressive Allocation Fund (most aggressive of the Allocation Funds on page 91) and the Conservative Allocation Fund (most conservative of the Allocation Funds on page 110), it does seem tenable that their respective principal risk summaries should be verbatim identical.

NOTE: Once revised, please also add principal investment strategy disclosure as required by Item 4(a) that would correspond to the investments or investment strategies that would give rise to such risks accordingly.

e. For any funds with convertibles securities and preferred stock risks, please expand the summary of the risks of these instruments to note to the extent applicable that these instruments may also have prepayment risks similar to fixed income securities.

6. Performance Information

a. Please revise the preamble to the bar chart and table to comply more closely with the suggested narrative provided in Item 4(b)(2)(i), *i.e.*, the bar chart shows changes in performance from year to year, but it is the table that compares average annual returns over 1,5 and 10 year periods as applicable to a broad measure of market performance, not simply an "index."

b. For any Funds that will employ a comparison to only one index, please delete any disclosure describing such index and refer to it simply as "a broad measure of market performance" in the preamble to the "Performance Information," *e.g.*, disclosure preceding table on page 8.

However, note that for any Funds that have an additional index, *e.g.*, pages 94, 99, and 104, the registrant should retain the description of the additional index as provided in accordance with Instruction 2(b) to Item 4.

c. With regard to any international funds that use any MSCI index as a benchmark, *e.g.*, pages 77, 81, and 85, please make clear which version of the MSCI index is presented in the table, *i.e.*, whether it is a gross performance or net (of tax withholding) performance being used for comparison purposes

d. In the Average Annual Return tables, please remove the Comparative index heading and move the parenthetical "(reflects no deductions for expenses and taxes)" so that it immediately follows the name of each index.

7. Investment Adviser

For the Balanced Fund on page 23, Large Cap Growth Fund on page 29, and Mid Cap Growth Fund on page 48, the disclosure should be revised to remove any disclosure neither required nor permitted by the Form, *e.g.*, "co-manager for the Fund" language should be deleted.

8. Item 6 through 8 Disclosure (page 115)

a. Please revise the heading for the Item 8 disclosure to match the heading prescribed by the form (and to match the cross-reference you use at the end of each summary section).

b. Please delete the first sentence of the Item 8 disclosure and otherwise revise the disclosure such that it more closely follows the wording prescribed by the Form, *i.e.*, note beginning of Form disclosure: "If you purchase . . . ."

9. Management (page 126)

If applicable, please provide disclosure regarding legal proceedings as required by Item 10(a)(3).

10. Purchasing and Selling Fund Shares (page 136)

The prospectus states that the fund calculates the NAV at a different time for the money market fund than it does for the other portfolios. Please explain supplementally to the staff why you use a different NAV calculation time for the money market fund. Please also explain supplementally to the staff how use of a 12:00 calculation time for the money market fund is not inconsistent with the variable contract valuing its accumulation units at 4:00. As an example, how is pricing handled where a contract owner places an order at 1:00pm to transfer funds from the Index 500 Fund to the Money Market Fund?

STATEMENT OF ADDITIONAL INFORMATION

11. Investment Restrictions (page 43)

For the Real Estate Securities Fund on page 73, please provide the fundamental policy with respect to industry concentration as was provided for all other Funds.

12. Please reconcile the restriction on "Borrowing" appearing as, for example, fundamental restriction #5 on page 44 and then as non-fundamental restriction #7 on page 45. Please also reconcile the restriction on "Loans" appearing as, for example, as fundamental restriction #4 and then non-fundamental restriction #1 on page 47.

13. In the tables that provide information on the trustees and officers beginning on page 111, please insert the exact age of each trustee and officer in lieu of their birth dates. Item 17(a)(1).

14. Portfolio Managers (page 81)

a. Page 89 of the SAI states that Vontobel managers "receive a base salary which is excess of market averages." Please revise this statement to clarify what is intended (e.g., does this mean portfolio managers are paid more than the average salaries for portfolio managers; or that they are paid based the extent to which their performance exceeds stock market averages).

> **b.**   For Turner on page 92, please identify the benchmarks used to measure performance and state the length of the period over which performance is measured as per item 20(b) of Form N-1A.

15.   Portfolio Holdings Information (page 123)

With regard to the individuals and companies that receive portfolio holdings information on a regular basis as described in the second to last paragraph on page 123, please clarify whether they are <u>also</u> subject to a duty to refrain from trading on such information.

<u>PART C</u>

16.   Please disclose and provide exhibits for Item 28(e) (page C-5) as well as provide the principal underwriter disclosure required by Item 32 (page C-23) of Form N-1A. Please note that the focus of these disclosure requirements is with respect to the "shares" of the Funds, not their common stock.

17.   Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provided to the staff of the Division of Investment Management in our review of your filing or in response to our comments on your filing.

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Please respond to these comments with a letter via EDGAR correspondence and a revised post-effective amendment to the registration statement. However, please provide responses to comments 1.a, 1.b, 3, 6, 10, 11, and 16 via EDGAR correspondence <u>prior to the effective date of</u>

the filing. If you believe that you do not need to change the post-effective amendment in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the post-effective amendment, it may be reviewed further after you respond to our comments. Therefore, we reserve the right to comment further on the post-effective amendment.

If you have any questions, please call me at (202) 551-6767. My facsimile number is (202) 772-9285. Mail or deliveries should be addressed to 100 F Street, NE, Washington, D.C. 20549-8629.

Sincerely,

Sonny Oh
Senior Counsel